June 18, 2025

R. David Rosato
Chief Financial Officer
Eastern Bankshares, Inc.
125 High Street
Boston, MA 02110

       Re: Eastern Bankshares, Inc.
           Registration Statement on Form S-4
           Filed June 17, 2025
           File No. 333-288117
Dear R. David Rosato:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Michael Krebs, Esq.